

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

May 3, 2016

Via E-mail
Daniel Shaeffer
Chief Executive Officer and Director
Cottonwood Multifamily REIT I, Inc.
6340 South 3000 East
Suite 500
Salt Lake, Utah 84121

Re: **Cottonwood Multifamily REIT I, Inc.**
   Amendment No. 1 to
   Offering Statement on Form 1-A
   Filed April 21, 2016
   File No. 024-10527

Dear Mr. Shaeffer:

  We have reviewed your amended offering statement and have the following comment. Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 15, 2016 letter.

General

1. We note your disclosure that your managing broker-dealer may re-allow certain fees and commissions to certain employees of Cottonwood Residential Inc. or Cottonwood Residential O.P., LP. Please revise your disclosure to name these employees. Please also tell us if the employees intend to rely on the safe harbor provisions of Rule 3a4-1 and tell us the basis in which they will meet the safe harbor provisions of Rule 3a4-1 or advise.

Daniel Shaeffer
Cottonwood Multifamily REIT I, Inc.
May 3, 2016
Page 2

       You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Eric McPhee, Senior Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Sara von Althann, Staff Attorney, at (202) 551-3207 or me at (202) 551-3758 with any other questions.

                                            Sincerely,

                                            /s/ Sandra B. Hunter

                                            Sandra B. Hunter
                                            Staff Attorney
                                            Office of Real Estate and
                                            Commodities

cc: Darryl Steinhause
       DLA Piper LLP